EXHIBIT 4.4

             [Letterhead of Page, Mrachek, Fitzgerald & Rose, P.A.]



March 2, 2004

Mr. Martin Nielson
Hy-Tech Technology Group, Inc.
1840 Boy Scout Drive
Fort Myers, FL 33907

         RE:      RETAINER AGREEMENT

Dear Mr. Nielson:

      Please accept this letter as confirmation that Hy-Tech Technology Group, Inc. (the "Company"), has agreed to this retainer agreement (the "Retainer") between the Company and Page, Mrachek, Fitzgerald & Rose, P.A ("PMFR"). The agreement is to take effect as of even date herewith. The agreement, which we understand was approved by the Company's Board of Directors, is for the Company to pay the outstanding bill for legal services rendered to certain of the Company's affiliates in connection with Company business with shares of the Company's common stock, $.001 par value.

      We understand that the outstanding bill will be satisfied by the issuance of 575,000 shares valued at $11,800. The board of directors has approved the filing of a registration on Form S-8 for these 575,000 shares. The legal services for which these shares are being registered and subsequently issued to
L. Louis Mrachek, a partner of PMFR, did not include any services in connection with the offer or sale of securities in a capital raising transaction, and did not directly or indirectly promote or maintain a market for the Company's securities.

      Please note that this letter may be filed as an exhibit to the Form S-8. In order to effectuate the Retainer, please sign this letter and return it to my office. If you have any questions, please call me.


Sincerely,


/s/ Page Mrachek Fitzgerald & Rose, P.A.
PAGE, MRACHEK, FITZGERALD & ROSE, P.A


ACCEPTED AND AGREED:

HY-TECH TECHNOLOGY GROUP, INC.

By:  /s/ Martin Nielson
     ---------------------------
Name:    Martin Nielson
Title:   CEO


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